

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

<u>Via Facsimile</u>
Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

   Re: **Harbin Electric, Inc.**
     Form 10-K for the year ended December 31, 2010
     Filed March 16, 2011
     Form 10-Q for the period ended March 31, 2011
     Filed May 10, 2011
     File No. 001-33276

Dear Mr. Xu:

   We have reviewed your response dated June 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Significant Developments, page 4

1.   Please tell us the reasons for the length of time between receipt of Tianfu Yang's
        acquisition proposal and entering into the merger agreement. Describe in your response
        the material activities conducted during that time.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

Results of Operations, page 23

2.   We note your response to our prior comment 4. Please confirm that when you present
        non-GAAP measures in future filings you will provide clear explanations, similar to
        those provided in your response, that discuss the reasons why you are excluding certain
        amounts from the measure and why you believe it is appropriate to do so. In addition, in
        future filings use titles for your non-GAAP measures that clearly communicate to
        investors the purpose for which management is presenting the measures. For example,
        since you state that the purpose of presenting the non-GAAP measure is to enable
        investors to focus on your "real business", consider using a title that reflects that
        objective and better describes the measure.

Liquidity and Capital Resources, page 28

3.   We noted that your proposed disclosure provided as part of your response to our prior
        comment 6 does not appear to indicate your estimates of total expenditures to complete
        each project. Please further revise your disclosure in future filings to address our
        concerns. In addition, we noted your proposed disclosure indicates that you plan to make
        the capital investment to double the capacity at the Weihai and Xi'an facilities from when
        you acquired these two businesses over two to three years and you initiated the capacity
        expansion plan in 2010. Please clarify in your revised future disclosure if your estimate
        to complete the projects as provided for in your table represents the total estimates to
        complete your plan to double the capacity at these facilities or if it represents only a
        portion of the plan. Additionally, please expand your proposed future disclosure to
        discuss the impact the advances on plant and equipment purchases for each project could
        have on your financial statements after these projects are completed.

4.   In future filings please ensure your presentation and discussion of ongoing projects
        consistently and clearly discloses the start dates and estimated completion dates for all of
        your ongoing projects so that investors can continue to follow and understand your
        progress, costs expended, and costs estimated to complete.

5.   Given the amount of cash disclosed on your balance sheet, please explain the purpose of the November 22, 2010 term loan facility and drawdown, including the specific purposes for which you used the proceeds. Also tell us whether, and if so how, that term loan facility relates to the "facility agreement" included with the amended Schedule 13D filed on June 9, 2011.

Item 9A. Controls and Procedures, page 36

(a) evaluation of Controls and Procedures, page 36

6.   Reference is made to the third and fourth bullet point in your response to our prior comment 8, and the accounting discrepancies discussed in your prior comments 14, 16, 20, 21, and 23. Please tell us what consideration was give to the aforementioned in determining whether you have a lack of U.S. GAAP accounting expertise and whether this represented a material weakness in your internal control over financial reporting.

7.   We note your response to our prior comment 9. Please ensure you include the risk factor proposed in any amendments.

8.   We note your response to our prior comment 10. Based on the material weaknesses identified as part of your assessment of your internal control over financial reporting at December 31, 2010, specifically item number 2, 3, and 4 on page 37, and the fact that you have discovered several discrepancies in your accounting as more fully discussed in your response to our prior comments 14, 16, 20, 21 and 23, which appear to be a result of these material weaknesses, it does not appear that as of the end of the period covered by this report your disclosure controls and procedures ensured that information required to be disclosed in your filings was recorded, processed, summarized and reported accurately. Please explain how your officers considered the aforementioned material weakness and accounting discrepancies in concluding that your disclosure controls and procedures were nevertheless effective as of December 31, 2010. Otherwise, amend your filing to conclude that your disclosure controls and procedures were not effective as of December 31, 2010. This comment also applies to Form 10-Q for the quarterly period ended March 31, 2011.

(b) Management's Annual Report on Internal Control Over Financial Reporting, page 37

9.   Please refer to our prior comment 12. Please provide us with each material adjustment, and tell us the periods to which each adjustment related and was actually recorded. Please clarify for each adjustment how you determined the impact to your quarterly reports was not material.

Financial Statements, page F-1

Statement of Cash Flows, F-6

10.   We note your response to our prior comment 14 does not address the differences between
        the cash flow statement and Note 6 and 7 as it relates to December 31, 2009. As such, we
        reissue or prior comment 14 as it relates to the annual period December 31, 2009.

Note 2 – Summary of Significant Accounting Policies, page F-8

Income Taxes, page F-13

11.   We note the additional information provided with regards to your tax reconciliation in the
        form of notes and additional journal entries. As part of your next response, please
        provide us with a more complete, written explanation for each of the variations discussed
        as part of our conference call on May 4, 2011. For example, please explain the nature of
        each adjustment and the reason behind the adjustment, why it is necessary and
        appropriate as part of your reconciliation from the tax returns to your U.S. GAAP
        financial statements.

Note 6 –Accounts receivable, page F-19
Note 7 – Inventories, page F-19

12.   We note your response to our prior comment 23. As part of your amended Form 10-K
        for the fiscal year ended December 31, 2010, please revise Notes 6 and 7 to include
        similar disclosure as provided in your response to our prior comment 23.

Note 9– Plant and Equipment, page F-20

13.   Please refer to our prior comments 20 and 21. We see from your responses that you
        mistakenly recorded the equipment as production equipment as of September 30, 2010
        and the assets related to Weihai were mistakenly recorded as construction in progress
        when neither had actually been received. Please respond to the following:
        • We note your policy in part a) in your response to our prior comment 19 indicates
          you record the completion of a project when an internal team who is responsible
          for the construction projects examines the construction and signs off on the
          project. In light of these significant errors, please tell us whether these errors
          were the result of a material weakness in your internal controls. If so, amend your
          Form 10-K to clearly discuss this material weakness. We refer you to Item
          308(a)(3) of Regulation S-K.
        • Given the significant reclassification you recorded between plant and equipment
          and advance on plant related to the period as of September 30, 2010, please
          amend your Form 10-K to include a note that clearly describes the

> reclassifications you recorded, the amounts reclassified, and the financial statement periods impacted, as well as your reasons for reclassifying amounts. We refer you to FASB ASC 250-10-45-23 and 250-10-50-7 through 11.
> - As part of your amended Form 10-K, please also discuss the amount of depreciation expense you recorded and later reversed in the fourth quarter when you discovered the errors and how this changed the reported amount in the financial statements for three and nine months period ended September 30, 2010.
> - Tell us the date you received the Weihai equipment in the first quarter of fiscal 2011 and confirm that the amounts are correctly reported at March 31, 2011.

Note 10. Advances on Non-Current Assets, page F-21

14. Please refer to our prior comment 22. Please respond to the following:
    - We see your response here lists the production equipment for Harbin for approximately $17.6 million, please tell us why it does not appear you have listed a project for Harbin as part of your tabular disclosure of major capital projects provided as part of your response to our prior comment 6.
    - We see that you indicate herein that the production equipment for Shanghai is expected to be in service by the end of 2011. Please reconcile this with your response to our prior comment 6 which indicates that you expect to complete the Shanghai building, machinery and equipment by July 31, 2011.

Form 10-Q for the period ended March 31, 2011

Liquidity and Capital Resources, page 37

15. With a view toward disclosure in future filings, please tell us reasons for the February 2011 agreement mentioned on page 22 in light of the cash resources on which you currently rely and have historically relied. See Regulation S-K Item 303(a)(2)(i). Also tell us the reasons for the increased short-term notes payable in light of the amount of cash disclosed on your balance sheet and the purposes to which those proceeds were put.

Financial Statements, page 2

Balance Sheets, page 2

16. We see that your short term notes payable increased significantly during the period. Please tell us where you discuss the terms of the note payable obtained during the period as part of your footnotes. As part of your response please provide us with the terms of the notes and a discussion of your related accounting.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3316 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Branch Chief